Prudential Investment Portfolios 3

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

January 26, 2015

VIA EDGAR SUBMISSION

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 3: Form N-1A

Post-Effective Amendment No. 39 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 40 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Dear Mr. Cowan:

We filed through EDGAR on November 6, 2014 on behalf of Prudential Investment Portfolios 3 (the “Registrant”) Post-Effective Amendment No. 39 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 40 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Real Assets Fund, a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on December 4, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General Comments

1.	Comment:

Please respond to these comments in a writing filed on EDGAR and include the appropriate Tandy responses in such writing.

Response:
The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment:

Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response:

The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment:

Please update the Edgar series and class identifiers to reflect the addition of Class Q.

Response:

The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class Q.

Prospectus:

4.	Comment:

Please confirm that the footnotes to the Annual Fund Operating Expenses table are cited to the appropriate financial figures on the table. The footnotes have different referencing methods.

Response:

The Registrant confirms that it has reviewed the disclosure and has updated the footnotes to the table.

5.	Comment:

In the Fund’s Fund Fees and Expenses and Past Performance sections, please update all footnotes to reflect updated financial figures and fee waivers/expense caps.

Response:

The Registrant confirms that all footnotes will be updated to reflect updated financial figures and renewed fee waivers during the Fund’s annual update scheduled to occur on or about April 27, 2015 (for the fiscal year end of February 29, 2015).

6.	Comment:

Please confirm that the Example Table of the Fund Summary has been updated to reflect the addition of Class Q.

Response:

The Registrant confirms that it has reviewed the table and has updated the financial figures in the table.

7.	Comment:

On page 4 of the prospectus, the current portfolio turnover rate noted exceeds 100%. Please include a brief discussion of active and frequent trading in the summary section if the Fund expects to regularly exceed 100%. Also, please also include the disclosure with respect to active and frequent trading required by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:

While the current portfolio turnover rate does exceed 100%, the Fund’s portfolio turnover rate is not expected to regularly exceed 100%. As a result, the Registrant does not believe that additional revisions are necessary.

8.	Comment:

The Fund indicates that the Barclays US TIPS Index is the primary index. Please explain why the Barclays US TIPS Index is an appropriate broad-based index since the Fund seeks real returns.

Response:

The Fund’s performance benchmark is the Barclays US TIPS index because it is used as a broad measure of inflation. As a result, the Registrant respectfully submits that no additional revisions are necessary.

9.	Comment:

Please explain to the staff why disclosure regarding emerging markets and junk bonds are included in the principal risks yet these risks are not a part of the principal investment strategies discussion earlier in the prospectus.

Response:

The principal investment strategies of the Fund include allocating to fixed income securities, which includes high yield bonds. Further, the principal investment strategies of the Fund state the Fund may allocate to asset classes such as Real Estate, which may invest in emerging markets. As a result, the Registrant respectfully submits that no additional revisions are necessary.

10.	Comment:

Please update the Financial Highlights section of the Prospectus to reflect current financial information.

Response:

The Registrant confirms that the Financial Highlights section of the Prospectus has been updated to reflect updated financial information, per the requirements of Rule 3-18 under Regulation S-X. Further, we have incorporated the Fund’s unaudited semi-annual financial statements for the period ended August 31, 2014 into the Statement of Additional Information.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director and Corporate Counsel